FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

Paris, January 6, 2004

INFORMATION NOTICE

Financial communications in 2004

SUEZ will release its annual revenues for 2003 on January 29, 2004.

For 2004, financial communications are scheduled according to the following agenda :

- 2004, 1st quarter revenues	Thursday, April 29, 2004
- 2004, 1st half revenues	Thursday, July 29, 2004
- 2004 1st half results	Thursday, September 2, 2004
- 2004, 3rd quarter revenues	Wednesday, November 3, 2004

As a reminder, 2003 annual results will be presented on Thursday, March 4, 2004 , and the Annual General Meeting will be held on Thursday, April 27, 2004.

Press Contacts :
Anne Liontas :	01 40 06 66 54
Antoine Lenoir :	01 40 06 66 50

Analysts contacts :
Arnaud Erbin :	+33 1 40 06 64 89
Eléonore de Larboust :	+33 1 40 06 17 53
Bertrand Haas :	+33 1 40 06 66 09

Paris, January 6, 2004

INFORMATION NOTICE

Update on OPTIMAX Plan (SUEZ’s operational performance

improvement plan) at the time of the year results presentation

SUEZ reaffirms its operational performance improvement objectives for 2003 and 2004.

The Group, which launched its OPTIMAX plan on January 9, 2003, upgraded its detailed objectives and estimated impacts in July 20031.

As a reminder, these savings amounted respectively to €575 mios for 2003 and €650 mios on a full year basis (2004), including Nalco which was sold in November 2003, and will be accounted for under the equity method as of January 1, 2003. The contribution of Nalco to the OPTIMAX plan was 50m€ for 2003 and 2004.

The additional measures, which will have an impact in 2004, will be detailed and presented with the annual results, on March 4, 2004.

Press Contacts :
Anne Liontas :	01 40 06 66 54
Antoine Lenoir :	01 40 06 66 50

Analysts contact :
Eléonore de Larboust :	01 40 06 17 53

1 Presentation available on the website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 6, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary